Exhibit 99.10

Regulations of the

“GTECH S.p.A. 2014—2018 Share Allocation Plan reserved for employees” of

GTECH S.p.A. and/or its subsidiaries

GTECH SpA
Concessionaria dello Stato	Società coordinata e diretta da:
00154 Roma - Viale del Campo Boario, 56/D	De Agostini SpA
T +39 06 518991 F +39 06 51894300	Sede Legale: 28100 Novara
Cap. Soc. 174.936.243,00 €	Via G. da Verrazzano,15
P. IVA - Reg. Imp. Roma e C.F. 08028081001
REA 1117269

NOTICE

The laws and regulations regarding “soliciting for investment in securities” are not applicable to this offer of Shares, as the offer falls within the ambit of Article 34-ter, paragraph 1, sub-paragraph “m”, of Regulation no. 11971 adopted through the Consob Resolution of 14 May 1999, as amended and supplemented (referred to hereafter as the “Issuers’ Regulation”).

As a consequence, this document is not an information prospectus or an equivalent information document pursuant to the Issuers’ Regulation and is not subject to the prior authorization of or to any advance notification to Consob.

Moreover, Beneficiaries (as defined below) who are US employees should represent and agree that: (a) the offer and sale of the Shares and of the Additional Shares has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and it is the intention of the Company that the offer and sale of such securities be exempt from registration under the Securities Act and the rules and regulations promulgated thereunder; and (b) the allocated Shares (and any part thereof or participation or interest therein) cannot be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (including, without limitation, in connection with any hedging activities) unless they are registered under the Securities Act or an exemption from registration (including pursuant to any regulations under the Securities Act) is available, and the Company has no obligation to so register any such Shares; and (c) you will not directly or indirectly sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including, without limitation, in connection with any hedging activities) any allocated Shares (or of any part thereof or participation or interest therein) except where in accordance herewith and with applicable law, and in any case on the Milan Stock Exchange or in compliance with any applicable exemption available under the Securities Act.

Article 1

Introduction

The shareholders of GTECH S.p.A. (also referred to as, the “Company”) resolved in an ordinary general meeting held on May 8, 2014, amongst other things, to approve the Plan and to grant every necessary or appropriate power to the Board of Directors to merely by way of example, (i) identify the beneficiaries from amongst the executives of the Company and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of the foreign subsidiaries, and assign to each one of them such number of Shares as deemed appropriate; (ii) determine the results and/or performance indicators on which delivery of the Shares is would be subject; (iii) establish each and every further term and condition for the Plan to be put into effect; (iv) drawing-up and approve, as well as amend these Regulations to the extent deemed necessary or appropriate; all of the above to be in conformity with the information provided in the informational memorandum published to the benefit of the Company’s shareholders in advance of the above said meeting and, if necessary, having consulted with the Compensation and Nomination Committee.

To serve the Plan, the Board of Directors, in its meeting of July 31, 2014, amongst other things, approved these Regulations, whose clauses are inseparable amongst themselves.

Article 2

Purposes of the Plan

The purposes of the Plan can be identified and summarized as follows:

•                                to focus the attention of the Beneficiaries (as defined below) on factors of strategic interest for the Company;

•                               to encourage the loyalty of the Beneficiaries and providing a mechanism for incentivizing their stay within the group headed by the Company;

•                                to link the compensation of the Beneficiaries to the creation of value for the Company’s shareholders;

•                                to increase the competitiveness of the Company and of the group it heads, enabling pre-determined objectives to be reached;

•                               to ensure that the total compensation package of the Beneficiaries remains competitive with the market;

•                               to establish systems of variable compensation, particularly for Executives with Strategic Responsibilities in accordance with the self-regulatory code of listed companies promoted by Borsa Italiana S.p.A. (hereinafter, the “Code”).

In these Regulations, “group” shall mean the controlling company and the companies directly or indirectly controlled pursuant to the provisions in force from time to time.

Article 3

Subject of the Plan

The Plan involves a maximum aggregate number of 428,058 Shares which, at the Company’s discretion, shall be issued and/or assigned free of charge pursuant to Article 2349, paragraph 1 of the Italian civil code, and/or to the applicable buy-back plan, to specific employees of the Company and/or of its subsidiaries (the “Beneficiaries”).

The Beneficiaries and the number of Shares to be individually allocated have been determined by the Company’s Board of Directors, in accordance with the provisions of Article 6 below.

Qualification of each Beneficiary as an executive of the Company and/or of any of its Italian subsidiaries, or as Senior Vice Presidents, Vice Presidents, Key Directors or Managers of any of its foreign subsidiaries at the time of the above Board resolution as well as when becoming a member of the Plan pursuant to Article 4 hereof is conditional upon such membership. In extraordinary cases selected by the chairman of the Board of Directors, newly hired employees within December 31, 2014, qualifying as above, may be admitted as Beneficiaries by no later than the date of their hiring, provided that there are enough available Shares.

Under the Plan, the allocation and delivery of the Shares to the Beneficiaries shall be carried out during the periods indicated under Article 9 hereof, once the objectives described under Article 7 have been achieved and the other conditions provided in these Regulations have been satisfied.

The number of Shares under the Plan shall be increased, if necessary above the total maximum number indicated above, to the extent corresponding (i) to the gross amount of the dividends and reserves (in terms of value), and/or, as the case may be, (ii) to the number of treasury stock that may possibly be distributed by the Company to the holders of Shares in the period between the date of the Allocation Letter and the effective date of delivery of the Shares established pursuant to Article 9; as a result, a number of additional Shares (the “Additional Shares”) shall be allocated to each Beneficiary (i) having a value equal to the gross amount of the dividends and reserves, and/or (ii) equal to the number of own stock, that would have been distributed to him or her had the Shares been allocated pursuant to the following Article 8 been allocated and delivered to him or her at the date of the Allocation Letter. In order to determine the number of Additional Shares arising from dividends and reserves to be allocated to the Beneficiaries, their unit value shall be conventionally equal to the arithmetic average of the official price of the Shares on the Mercato Telematico Azionario organized and run by Borsa Italiana S.p.A. in the 30 days preceding the respective detachment dates.

Article 4

Membership of the Plan

In accordance with the terms and conditions hereof, the Company’s Board of Directors has approved during the above said meeting of July 31, 2014 the allocation of Shares to the Beneficiaries who have been informed through the Allocation Letter on the number of Shares respectively allocated.

Beneficiaries who wish to become members of the Plan must complete, initial on each single page, sign and return to the Company a copy of the Allocation Letter, of the Application Form and of these Regulations, within the deadline indicated in the Allocation Letter.

Delivery of the Allocation Letter and the above said attachments to the Beneficiaries who reside in Italy, as well as their returning such documents to the Company’s Department of Resources and Shared Services shall take place by hand at the Company’s headquarters or at any of its secondary premises, or at any of its Italian subsidiaries’ headquarters or secondary premises.

Delivery of the Allocation Letter and the above said attachments to the Beneficiaries residing in countries other than Italy, as well as their returning such documents to the respective Corporate Human Resources Departments shall take place in compliance with the laws and regulations applicable in those countries.

Failure to comply with the provisions under this Article 4 will cause the application to be invalid (also pursuant to Article 1326, paragraph 4 of the Italian civil code) and/or not receivable by the Company.

Article 5

Nature and characteristics of the Shares

Shares and Additional Shares are allocated free of charge: as a result Beneficiaries will not be held liable to pay any amounts to the Company.

The Shares and the Additional Shares allocated to the Beneficiaries shall be freely disposable and therefore transferable, exception made for those Beneficiaries identified as Executives with Strategic Responsibilities, to the extent set under Article 9 below.

In the event of employment termination or of death of the Beneficiary, Articles 12 and 13 shall respectively apply, unless otherwise provided by the Allocation Letter.

The Beneficiary recognizes and acknowledges that every benefit granted under the Plan is extraordinary and, as such, is not in any manner to be considered as an integral part of the Beneficiary’s ordinary compensation, nor may it be considered as title to or ground for similar or additional benefits, whether within the Plan or any other plans that may be approved by the Company or otherwise, not even at the termination date of the Plan. Furthermore, the Plan as such does not bind the Company to keep the Beneficiary employed.

Article 6

Criteria for the allocation of the Shares

The Board of Directors of the Company has identified the Beneficiaries from amongst the executives of the Company and/or of its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, and established the maximum number of Shares allocated to each one of them (the “Allocated Shares”) pursuant to the criteria indicated by the Shareholders’ ordinary Meeting on May 8, 2014. The number of Allocated Shares is communicated to each Beneficiary by means of the Allocation Letter.

For the purpose and to the effects of the Plan, the number of Allocated Shares may vary among the Beneficiaries; as a result, each Beneficiary hereby recognizes and accepts that the allocation of the Shares among the Beneficiaries cannot be disputed.

Article 7

Targets

The actual delivery of the Allocated Shares and of the related Additional Shares shall be subject to the satisfaction of both the following conditions:

(i)                          that the Total Consolidated EBITDA (as defined below) reaches at least 90% of the targeted Total Consolidated EBITDA specified under Article 8 hereof, first part; and

(ii)                       that the Consolidated Net Financial Position divided by the Consolidated EBITDA (both as defined below and relating to the financial year 2016), be no greater than 2.20 .

If one or both of the above targets are not met, the Allocated Shares and, consequently, the Additional Shares shall be forfeited.

For the purposes of these Regulations:

•                               “Consolidated EBITDA” shall mean EBITDA as presented in the group’s consolidated annual financial statements filed with the CONSOB for a calendar year. For LTI Plan purposes, actual Consolidated EBITDA will be reduced by (i) the excess of any non-recurring/one-off cash expenses (for example, inter alia, restructuring expenses) over the total budgeted amounts for the same period (for the budgeted expenses), and (ii) any non-recurring/one-off cash expenses that were not included in budget. However, the aforementioned non-recurring/one-off cash expenses are not intended to include any amounts that are related to the Company’s debt instruments (including hedge transactions), minority interests or income taxes. Exclusions of non-recurring/one-off cash expenses from the adjustment to the actual Consolidated EBITDA amount must be specifically approved by the Board of Directors of the Company. Actual Consolidated EBITDA will also be amended to reflect the adjustments defined by the Board of Directors of GTECH for certain of the Lottery Management Agreements. An additional adjustment will be made to remove any foreign exchange rate difference between actual and target attributable to the U.S. dollar British pound;

•                               “Total Consolidated EBITDA” shall mean the aggregate of the Consolidated EBITDA for 2014, 2015 and 2016 financial years;

•                               “Consolidated Net Financial Position” shall mean Net Financial Position (NFP) as presented in the group’s consolidated annual financial statements filed with the CONSOB for a calendar year. It is understood that quasi-equity borrowings (i.e. hybrid) are included in the Consolidated NFP. Consolidated NFP will be adjusted in order to ensure comparability between actual and target on some specific items defined by the Board of Directors (such as but not limited to dividend payments and accounts receivables based financing). An additional adjustment will be made to remove any foreign exchange rate difference between actual and target attributable to the U.S. dollar and British pound.

Article 8

Amount of Shares to be delivered

Subject to satisfaction of the conditions under Article 7 hereof, points (i) and (ii), each Beneficiary shall have the right to receive, according to the terms and conditions under the following Article 9, such number of Allocated Shares - assuming a targeted Total Consolidated EBITDA equal to Euro 3,319.3 million — to be determined as follows and as communicated by the Company per the below notification (the “Vested Shares”):

% of targeted Total Consolidated EBITDA achieved	Vested Shares to be delivered to each Beneficiary on the amount of Allocated Shares (%)
less than 90%	0.00%
90.00%	30.00%
91.00%	36.00%
92.00%	42.00%
93.00%	48.00%
94.00%	54.00%
95.00%	60.00%
96.00%	66.00%
97.00%	72.00%
98.00%	78.00%
99.00%	84.00%
100.00%	90.00%
101.00%	92.00%
102.00%	94.00%
103.00%	96.00%
104.00%	98.00%
105.00%	100.00%

Note: for example, if the Total Consolidated EBITDA achieved is equal to 95% of the target, the Beneficiary will have the right to receive 60% of the Allocated Shares. If the Total Consolidated EBITDA achieved is equal to 95.5% of the target, the Beneficiary will have the right to receive 60% of the Allocated Shares. In addition, each Beneficiary shall have the right to receive a number of Additional Shares to be determined according to Article 3 above. If not a whole number, the number of Vested Shares and of Additional Shares to be delivered to each Beneficiary shall be rounded down to the nearest whole number.

The Company will notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the years 2014 and 2015 within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2014 and 2015 respectively. The Company will similarly notify the Beneficiaries of the amount of (i) Consolidated EBITDA achieved for the year 2016, (ii) Total Consolidated EBITDA, (iii) Consolidated Net Financial Position as well as (iv) the result of the division pursuant to the above Article 7, point (ii), within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2016.

Article 9

Delivery of the Vested as well as Additional Shares and Cash Equivalent

The Company shall allocate and deliver to the Beneficiaries, in one tranche or, particularly for Beneficiaries entitled to receive a significant number of shares, even in more tranches at the discretion of the Company:

•                               not more than 50% of the Vested Shares and of the Additional Shares due pursuant to the above Article 8, within the 30th day following the date on which the coupon relating to the dividend distribution resolved by the general Shareholders’ Meeting approving the Company’s financial statements at December 31, 2016 is detached or, alternatively, if the general Shareholders’

Meeting does not resolve the distribution of a dividend, within the 30 days from the date of that meeting and in no case later than December 31, 2017, unless otherwise provided for in the Allocation Letter (the “First Delivery Date”);

•                               the remaining Shares and Additional Shares due pursuant to the previous under Article 8, after one year from the First Delivery Date and, in any case, not later than December 31, 2018 (the “Second Delivery Date”), except for what may be stated under the Allocation Letter.

Shares and Additional Shares shall be delivered to the Beneficiary in dematerialized form by crediting them on the security deposit account of the Beneficiary at least five days prior to the date of the general Shareholders’ Meeting to be held to approve the Company’s financial statements as of December 31, 2016; the Beneficiary shall provide the Company with the details of the account to which any Cash Equivalent (as defined later) must be credited.

If the Company is not in the position required by the law to be able to issue the Shares and the Additional Shares and allocate them free of charge to the Beneficiaries, pursuant to Article 2349, paragraph 1, of the Italian civil code, or to transfer to them free of charge an equivalent number of treasury stock, then the settlement with the Beneficiary, in any event within the First and Second Delivery Date, shall take place through the payment of an amount in cash equal to the value of the Vested Shares and of the Additional Shares that would be delivered to the Beneficiary (the “Cash Equivalent”). For each Vested and Additional Share the Cash Equivalent shall be the arithmetic average of the official price of the Company’s ordinary Shares on the Milan Stock Exchange (Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A.) in the 30-day period preceding the 2016 dividend detachment date or, alternatively, if the general Shareholders’ Meeting does not resolve the distribution of a dividend, in the 30-day period preceding the date of such meeting. Whether the conditions required by law for the delivery of the Shares and of the Additional Shares are met or not, the Company may in any case alternatively decide to settle the value of the Shares and of the Additional Shares, in whole or in part, by the Cash Equivalent.

The delivery of Shares, of Additional Shares and of Cash Equivalent is conditional upon the payment by the Beneficiary to the Employer of his/her share of the amounts that the Employer must withhold and pay to the tax authorities as withholding agent.

Pursuant to Article 6.C.3 of the Code, each Beneficiary serving the Company or any of its subsidiaries as an Executive with Strategic Responsibilities, will be required to retain for three years following the First and Second Delivery Date a quota at least equal to 20% of the Shares and of the Additional Shares received, without the right to dispose of the same in whatsoever manner; similarly, 20% of the Cash Equivalent, if any, shall be invested, simultaneously with the receipt of the same, in Shares issued by the Company, to be retained for the same three-year term. The above provisions shall not apply in any of the circumstances set under Articles 12 and 13 hereof.

“Executives with Strategic Responsibilities” are defined as those persons having direct or indirect authority and the responsibility to plan, direct and control the activities of the Company, including its Board members, pursuant to Consob Resolution No. 17221/2010.

Article 10

Rights of the Shares

Vested Shares and Additional Shares shall have ordinary rights and, as a consequence, shall have rights equal to those of the other outstanding Shares at their date of issue.

Article 11

Costs and expenses

All costs relating to the issue and transfer of Shares and of Additional Shares to the Beneficiaries shall be borne by the Company. Every cost related to the securities accounts of the Beneficiaries referred to under Article 9 above shall, however, be borne exclusively by them. This does not have any effect on the provisions of Article 14 hereof.

Article 12

Termination of the employment

In principle, the right of the Beneficiary to receive Vested Shares and Additional Shares is subject to its ongoing employment with its Employer.

Subject to Article 13 hereof and unless otherwise provided under the Allocation Letter:

(a)         in the event that the employment be terminated for such disability of the Beneficiary as to prevent its continuation, the Beneficiary shall have the right to exclusively receive the Shares and the Additional Shares due to him or her pursuant to Articles 7 and 8 hereof at the time the employment ceases, provided that the relevant targets were met though not yet ascertained. The Company shall allocate and deliver the Shares and the Additional Shares by the First and Second Delivery Date, respectively;

(b)         except for any contrary mandatory provisions of law, in the event that the employment terminates for any reason (other than that described under paragraph (a) hereinabove), the Beneficiary will definitively lose — as the consignee receives the dismissal notice or resignation letter, or the employment is jointly resolved — the right to receive the Vested Shares and the Additional Shares not yet actually delivered to him/her, whether or not the targets referred to under Article 7 above have been achieved and ascertained.

The Company’s Board of Directors or its designee may, in its discretional and unchallengeable judgment, as well as within the term set by it, deliver the Allocated Shares and the Additional Shares to the Beneficiary as well as to his/her heirs and successors, in a more ample manner than that provided for herein, or allocate to other Beneficiaries the Allocated Shares and the Additional Shares which become available after termination of the employment with one or more Beneficiaries.

Entitlement to the Allocated Shares and to the Additional Shares will not be affected should the Beneficiary move from the Company to one of its subsidiaries or vice versa, or move from one subsidiary to another.

The Board of Directors, if possible and upon its discretional judgment, may allow the Beneficiary to maintain the rights set forth under the Plan, at the same conditions, in the event that the employment is terminated but, at the same time, the Beneficiary takes or maintains the office as director of the Company and/or one of its subsidiaries.

Subject to any term and condition referred to under the Allocation Letter, in the event of a Change in Control (as defined below) of the Company prior to the termination of the employment relationship for any cause whatsoever, the Board of Directors may take such actions as it deems appropriate and fair to safeguard the purposes of the Plan and to protect the Beneficiaries, including, without limitations, granting to the Beneficiary the right to receive the entire number of Allocated Shares indicated in the Allocation Letter and the related Additional Shares, regardless of whether at the time the Change in Control takes place the targets under Article 7 have been met or not. In such an event, the Company shall deliver the Shares and the Additional Shares to the Beneficiary within the term to be determined by the Board itself and, in any case, not less than thirty days from the date the Change in Control effectively occurred.

For purposes hereof “Change in Control” means the happening of any of the following:

(a)                                 one or more “persons” jointly among them (as defined below), excluding those that control the Company, the Company itself, any of its subsidiaries and affiliates, as well as any pension fund of the Company or of any of its subsidiaries and affiliates, become the owners, directly or indirectly, of securities of the Company representing 30% or more of the combined voting rights of the Company’s then outstanding stock capital exercisable in shareholders’ ordinary meetings called for the appointment of the managing body of the Company;

(b)                                 execution of a final and binding agreement of (i) merger or business combination of the Company into or with another person, other than De Agostini S.p.A. and its parent companies and subsidiaries, if (A) a majority of the directors of the resulting person were not directors of the Company immediately prior to the effective date of such merger or business combination, or (B) the persons that jointly controlled the Company prior to the effective date of such merger or business combination, thereafter come to beneficially own, directly or indirectly, less than 50% of the combined voting rights of the then outstanding stock capital of the resulting person for the appointment of the relevant managing body; or (ii) sale or other even temporary disposition of all or substantially all of the assets of the Company to one or more persons jointly among them, if the voting rights to appoint the managing body/bodies of such person(s) are not at least 50% beneficially owned, directly or indirectly, by the Company and/or any of its controlling persons and/or respective subsidiaries or affiliates;

c)                                      the control relationship ceases between the Company and the Employer of the Beneficiary if other than the Company.

For purposes of the definition of “Change in Control”, “person” means: an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental entity or other entity of any kind or nature.

Article 13

Death of the Beneficiary

In case of death of the Beneficiary, his or her heirs shall have the same rights as the Beneficiary at the time of his or her death, pursuant to Article 12, sub-paragraph a). As a result, heirs shall have the right to receive only the Shares and the Additional Shares due to the Beneficiary at the time of death, that is the Shares or Additional Shares in relation to which targets have been achieved although not yet ascertained. The Company shall deliver the Shares and the Additional Shares due (or alternatively the Cash Equivalent) by the First and the Second Delivery Date, respectively by crediting them on the accounts that the Beneficiary may have indicated pursuant to Article 9, second paragraph; alternatively, if the Beneficiary has not provided details of these accounts by the time of his or her death, the delivery shall be made in favor of the Beneficiary’s heirs or successors in a specific capacity, on the basis of the appropriate documentation proving their legitimate position under the law as heirs or successors in a specific capacity.

Article 14

Tax regime for the Shares

The income taxes of the Beneficiary (and the severance and assistance contributions — where applicable - to be borne by the same employee pursuant to the law) relating to (i) the delivery of the Shares and of the Additional Shares and their possible subsequent sale, and (ii) the payment of the Cash Equivalent, shall be borne by the Beneficiary. Accordingly, upon delivery of the Shares and of the

Additional Shares, or of the payment of the Cash Equivalent, in case withholdings (for tax, social security contributions, etc.) were due under the applicable law, the Beneficiary shall be obliged to provide the necessary funds to allow the Employer to make the payments due as withholding agent.

Article 15

Additional incentive instruments

The Plan shall not in any way limit the Company to adopt new incentive plans or similar ones, including those reserved for subjects other than the Beneficiaries.

Article 16

Duration of the Plan

The Plan shall in any event terminate no later than December 31, 2018, even in the event that one or more Shares or Additional Shares have not yet been delivered by that date. The non disposal provision set under Article 9 above for the Executives with Strategic Responsibilities shall survive so long as provided thereunder.

Article 17

Review of the Regulations

In the event of the Company undertaking capital increases, either free of charge or for consideration (except where serving stock incentive plans), splits or reverse splits, significant reserve distributions, mergers, demergers, or of exclusion of the Shares from the official listing on the Milan Stock Exchange (or other regulated market), changes in legislation or regulations, or of any other extraordinary event likely to prejudice the Shares, the achievement of the Plan’s targets or, more generally, the Plan itself, the Board of Directors of the Company shall amend and/or supplement the Regulations as deemed necessary and/or appropriate to keep the essential contents of the Plan as unaltered as possible, including the permission to receive the Shares and/or the Additional Shares in advance and/or dispose of the same, or of the Cash Equivalent resulting therefrom, notwithstanding the restrictions imposed on certain Beneficiaries in their capacity as Executives with Strategic Responsibilities, pursuant to Article 9 hereof.

Notwithstanding anything herein to the contrary, no amendment to or modification of the Regulations or, as the case may be, the Allocation Letter or any of its attachments, shall have an adverse effect on the rights of the Beneficiary in relation with his/her outstanding Share award without the consent of the same Beneficiary.

Article 18

Confidentiality

Any information on the names of the Beneficiaries, the number of Shares allocated to each of them, the agreements with the Company as well as the covenants applicable to single Beneficiaries or any other agreements to which each Beneficiary may be a party, shall be kept strictly confidential and, as a result, shall not be communicated, revealed, disseminated, delivered and/or transferred in any way whatsoever to other Beneficiaries or to third parties for the entire duration of the Plan, to the extent permitted by the law and by any self-regulatory codes adopted by the Company.

Article 19

Applicable law

These Regulations shall be governed by the Italian law.

Article 20

Disputes

The Company and the Beneficiaries will do everything possible to attempt to resolve any dispute that may arise in connection with the existence, validity, interpretation, execution and/or termination of these Regulations in a friendly manner.

Any such dispute or controversy shall be subject to the exclusive competence of the Courts of Rome.

* * *

Rome, July 31, 2014		(GTECH S.p.A.)
For the Board of Directors

For review and acceptance

,
(Place)	(date)	NAME

APPLICATION FORM

FOR MEMBERSHIP OF THE “GTECH S.p.A. 2014—2018 SHARE ALLOCATION PLAN RESERVED FOR EMPLOYEES”

GTECH S.p.A.

Viale del Campo Boario, 56/d

Rome

The undersigned

Surname and name	NAME
Place and date of birth
Residence
Tax code

in his/her capacity as employee of the company (choose one):

GTECH S.p.A., with registred office in Viale Del Campo Boario, 56/D, Rome

☐

OR

                                         subsidiary of GTECH S.p.A.:

☐

declares                            that he/she has reviewed and obtained full knowledge of the Regulations of the “ GTECH S.p.A. 2014-2018 Share Allocation Plan reserved for employees” of GTECH S.p.A. and/or its subsidiaries, which form an integral and substantial part of this Application Form, and are hereby referred to in their entirety (also in the conventional terms and in the expressions), and that he/she accepts in full the terms, means and conditions provided therein by signing this Application Form, a copy of the Regulations themselves and a copy of the Allocation Letter all duly initialed on each page;

declares                            that he/she is aware of the fact, and accepts, that the right to receive by way of allocation an overall maximum number of X Shares was notified on July 31, 2014 to the undersigned through the Allocation Letter;

GTECH SpA
Concessionaria dello Stato	Società coordinata e diretta da:
00154 Roma - Viale del Campo Boario, 56/D	De Agostini SpA
T +39 06 518991 F +39 06 51894300	Sede Legale: 28100 Novara
Cap. Soc. 174.936.243,00 €	Via G. da Verrazzano,15
P. IVA - Reg. Imp. Roma e C.F. 08028081001
REA 1117269

declares                            that he/she will pay its share of the amounts which the Company and/or its subsidiaries are obligated to withhold under applicable United States federal, state, and local, and/or Italian and/or other applicable legislation tax withholding requirements, as the case may be, by the First and Second Delivery Date established pursuant to Article 9 of the Regulations;

declares                            that he/she is aware that this Application Form must be lodged with GTECH S.p.A. at the Company’s Department of Resources and Shared Services, or at any other competent Human Resource Department, as the case may be, by and not later than the date indicated below; failure to meet this deadline will lead to the loss of rights to the allocation of the Shares:

LATEST DATE FOR THE DELIVERY OF THE APPLICATION FORM	September 12, 2014

undertakes             pursuant to Article 6.C.3 of the Code (as defined in the Regulations) and to Article 9 of the Regulations, to retain for three years following the First and Second Delivery Date a quota equal to at least 20% of the Shares and of the Additional Shares received, without the right to dispose of the same in whatsoever manner [only applicable to Beneficiaries serving as Executives with Strategic Responsibilities, as defined under Article 9 of the Regulations]

confirms                        to all effects and under his or her exclusive responsibility that the personal details provided above are exact;

confirms                        that he/she is aware of and accepts that this Application Form shall fail to be effective, also pursuant to Article 1326, paragraph 4, of the Italian Civil Code, should it or the Allocation Letter or any of the other attachments thereto be incomplete, i.e. not duly completed or signed in all parts;

confirms                        to have received the Allocation Letter and its attachments, as well as initialed on each page, and where so requested completed, undersigned and returned them by hand to the Company at its headquarters or any of its secondary premises, or at the headquarters or secondary premises of any of its Italian subsidiaries [only applicable to Italian based employees of GTECH S.p.A. or of any of its Italian subsidiaries]

2

requests                             that GTECH S.p.A. acknowledges to him or her receipt of this Application Form and of the other connected documents, as well as membership of the Plan, by signing a copy of this Application Form.

,
(Place)	(date)

NAME

Pursuant to and to the effects of Articles 1341 and 1342 of the Italian Civil Code, the Beneficiary states that he/she specifically approves in writing the following articles of the Regulations: Article 4 (Membership of the Plan); Article 5 (Nature and characteristics of the Shares);  Article 8 (Amount of Shares to be delivered); Article 9 (Delivery of the Vested as well as Additional Shares and Cash Equivalent); Article 12 (Termination of the employment); Article 13 (Death of the Beneficiary); Article 17 (Review of the Regulations); Article 20 (Disputes).

,
(Place)	(date)

NAME

3